
June 16, 2011

Via U.S. Mail and Facsimile
Paul D. Tosetti, Esq.
Latham & Watkins LLP
355 South Grand Avenue
Los Angeles, California 90071-1560

> **Re: California Pizza Kitchen, Inc.**
> **Schedule 14D-9 filed on June 8, 2011**
> **Amendment No. 1 to Schedule 14D-9 filed on June 15, 2011**
> **File No. 005-60589**

Dear Mr. Tosetti:

We have limited our review of the filings to those issues we have addressed in our comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9, as amended

Arrangements with Current Executive Officers and Directors of the Company, page 4

1.   You disclose on page 22 that members of senior management discussed generally, the possibility of post merger employment on May 23, 2011 and that such persons "left with the understanding that their current employment contracts with the Company would be honored and they would continue to serve the Company post-merger." Please provide further details of the discussions that occurred. Further, please update your disclosure, as may be appropriate, to address the terms of agreements, if any, whether written or agreed to in principal, that have been negotiated since that time with either Messrs. Rosenfeld, Flax or any other member of senior management regarding post-merger employment opportunities.

Background of the Offer and Merger, page 12

2.   Provide further detail of the discussions by the Board and its financial advisor occurring after March 17, 2011. Also, describe the material topics discussed in the series of meetings between Golden Gate Capital and the company in April 2011. Finally, please supplement the disclosure to address the items considered by the board in presentations it received from management on April 15, 2011 regarding the business plan and prospects for the company.

Opinion of the Company's Financial Advisor, page 30

3.   We note disclosure regarding Moelis & Company's role as advisor to the bidder. Clarify whether Moelis is or has provided investment banking services to Golden Gate Capital in connection with the current transaction.

Certain Company Projections, page 43

4.   We note that the financial forecasts included in this section have not been prepared in accordance with GAAP. Please revise your disclosure in accordance with Rule 100(a) of Regulation G. We may have further comment.

Forward-Looking Statements, page 45

5.   We refer to disclosure stating that "neither the Company nor any other person assumes responsibility for the accuracy or completeness of any… forward-looking statements," and that the company does not undertake any responsibility to update any of these forward-looking statements.   Please remove these statements as they are inconsistent with the company's obligation to amend and promptly disseminate revised information in the event that its existing disclosure materially changes.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

        ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

        ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments please contact me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions